

November 10, 2010

<u>Via Mail and Facsimile (30 213 014 8609)</u>

Michail S. Zolotas
Chief Executive Officer
NewLead Holdings Ltd.
83 Akti Miaouli & Flessa Str.
Piraeus Greece 185 38

> **Re: NewLead Holdings Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 18, 2010**
> **File No. 1-32520**
> **Response Letter Filed October 29, 2010**

Dear Mr. Zolotas:

We note the representation in your letter of October 29, 2010 that you are "endeavoring to come to an agreement with contract/charter counter parties to amend the relevant contracts/charters with respect to the Six Vessels to exclude: (i) voyages to and from the Identified Countries, (ii) transactions and activities with or involving Prohibited Entities, and (iii) activities which could trigger the imposition of sanctions." We note also the representation that, given that the charters for the Six Vessels do not yet exclude voyages or activities involving the Identified Countries, you will consider adding a risk factor regarding the possibility that the Six Vessels will engage in such activities. In the staff's view, you should include the risk factor you have described in future filings if you are unable to reach agreement with the relevant contract/charter counterparties to amend the contracts/charters with the respect to the Six Vessels in the manner described before you prepare those filings.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance